                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 16)*

                          Wm. Wrigley Jr. Company
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                982526 10 5
                               (CUSIP Number)

                  Raymond H. Drymalski, Bell, Boyd & Lloyd
                       70 West Madison Street, #3300
                   Chicago, Illinois 60602, (312) 372-1121
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                August 4, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 982526 10 5                                    PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:  Edna Jean Offield
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e): [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7
     NUMBER OF
                          771,120
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8

     OWNED BY             6,633,254
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9
    REPORTING
                          771,120
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10
                          6,633,254
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11

      7,404,374
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
      8.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 982526 10 5                                    PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON  James S. Offield
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          21,662
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,034,154
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          21,662
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,034,154
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,055,816
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 982526 10 5                                    PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paxson H. Offield
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          97,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,525,207
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          97,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,525,207
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,622,207
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      IN
------------------------------------------------------------------------------

PAGE 5 of 8 Pages

     This Amendment No. 16 relates to the joint statement on Schedule 13D, dated October 18, 1991, as previously amended and as amended hereby (the "Statement"), of Edna Jean Offield ("EJO"), James S. Offield ("JSO") and Paxson H. Offield ("PHO") relating to the common stock, no par value ("Common Stock"), of the Wm. Wrigley Jr. Company (the "Company"). Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the meanings given them in the Statement or any subsequent amendment thereto. Except as amended hereby, the information set forth in the Statement remains true, complete and correct.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not Applicable

Item 4.  Purpose of Transaction.

     The reporting persons effected the transfer of shares of Common Stock specified in Item 5(c) for tax planning purposes and to decrease their equity position in the Company. As previously reported under Item 5(b) of the Original Statement, the nature of the reporting persons' respective beneficial ownership of shares of Common Stock varies. However, regardless of the nature of the reporting persons' beneficial ownership of shares, all shares of Common Stock reported by this Statement as being beneficially owned by them are held for investment purposes. In the normal course of managing their investment in the Company's Common Stock (whether the Common Stock is owned directly or indirectly as a result of any of the facts described under Item 5(b) of this Statement), the reporting persons may acquire or dispose of shares of Common Stock. Except as described in the preceding sentence, the reporting persons have no plans or proposals which relate to or would result in any of the events described in paragraphs (a) through (j) set forth under Item 4 of Schedule 13D.

PAGE 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

     (a) Shares of Class B common stock, no par value ("Class B Stock"), of the Company which are convertible at any time into shares of Common Stock on a share for share basis, are entitled to ten votes per share and are subject to restrictions on transfer. Because of the conversion feature of the Class B Stock, rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, requires that the shares of Class B Stock beneficially owned by the reporting persons be treated as shares of Common Stock for purposes of this Statement. The following table sets forth, with respect to each of the reporting persons (i) the aggregate number of shares of Common Stock beneficially owned, and (ii) the approximate percentage of outstanding shares of Common Stock beneficially owned. Of the shares set forth under the middle column below, 2,598,168, 1,962,970 and 2,088,018 are shares of Class B Stock beneficially owned by EJO, JSO, and PHO, respectively. The percentage calculations set forth below are based on 92,070,385 shares of Common Stock outstanding as of January 31, 1998, plus the respective number of shares of Class B Stock that are beneficially owned by each of the reporting persons.

                   Shares of
     Reporting     Common Stock               Percentage
     Person        Beneficially Owned(F1)     Owned
     ---------     ----------------------     ----------
     EJO                 7,404,374               8.0%

     JSO                 5,055,816               5.4%

     PHO                 5,622,207               6.0%

     (b) The following table sets forth, with respect to each of the reporting persons, the number of shares of Common Stock as to which the reporting person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, and (iv) shared power to dispose or direct the disposition:

                 Sole          Shared           Sole            Shared
Reporting       Voting         Voting        Dispositive      Dispositive
  Person       Power(F1)      Power(F2)       Power(F1)        Power(F2)
---------      ---------      ---------      -----------      -----------
EJO             771,120(F3)   6,633,254(F4)    771,120(F3)     6,633,254(F4)

JSO              21,662(F5)   5,034,154(F6)     21,662(F5)     5,034,154(F6)

PHO              97,000(F5)   5,525,207(F7)     97,000(F5)     5,525,207(F7)

PAGE 7 of 8 Pages

     (c) The reporting persons have effected the following transactions in the Common Stock of the Company since Amendment No. 15 was filed:

                  Amount
                  Sold or                                        Type of
      Date      Transferred     Transferor       Price         Transaction
    --------    -----------    -------------    --------    -----------------
     6/26/96       53,400           PHO            $0.00    Cashless Exchange

     6/26/96       12,300           PHO            $0.00    Cashless Exchange

     8/13/96       20,000      EJO, PHO, JSO      $53.00    Open market

     8/22/96       20,000           JSO           $54.75    Open market

     9/17/96        4,500        EJO, JSO         $56.50    Open market

     9/17/96       44,500           EJO           $56.50    Open market

     9/17/96      110,000      EJO, PHO, JSO      $56.50    Open market

     5/13/97       33,000           EJO         $58.3025    Open market

     5/13/97        1,660           JSO         $58.3025    Open market

     5/27/97        8,340           JSO         $58.3025    Open market

     6/16/97        7,000        EJO, JSO       $63.3643    Open market

     6/16/97       90,000           EJO         $63.3643    Open market

     6/16/97      100,000      EJO, PHO, JSO    $63.3643    Open market

     6/16/97      100,000      EJO, PHO, JSO    $63.3643    Open market

     6/18/97       10,000      EJO, PHO, JSO     $63.188    Open market

     6/19/97       69,000      EJO, PHO, JSO     $63.679    Open market

     6/26/97       42,000           EJO           $69.50    Open market

     6/26/97       12,000        EJO, JSO         $69.50    Open market

     6/26/97       46,000      EJO, PHO, JSO      $69.50    Open market

     6/27/97       10,300        EJO, JSO        $68.304    Open market

     6/27/97       26,600        EJO, JSO        $68.304    Open market

     6/27/97        2,200           PHO         $68.3043    Open market

      7/1/97        3,700        EJO, JSO         $68.09    Open market

      7/1/97        9,400        EJO, JSO         $68.09    Open market

      7/1/97          800           PHO         $68.0905    Open market

     7/11/97        4,400           PHO         $70.4746    Open market

     7/11/97       29,000      EJO, PHO, JSO    $70.4746    Open market

     7/18/97       84,000      EJO, PHO, JSO    $69.7179    Open market

      8/4/97       14,000      EJO, PHO, JSO    $71.0063    Open market

     9/18/97       50,000           EJO          $74.375    Open market

    11/25/97        6,300           PHO          $80.563    Open market

     1/29/98        1,660           JSO          $76.338    Open market

     1/29/98       32,340           JSO          $76.388    Open market

     1/30/98       57,001      EJO, PHO, JSO       $0.00    Cashless transfer

     1/30/98       57,000      EJO, PHO, JSO       $0.00    Cashless transfer

     1/30/98       62,001      EJO, PHO, JSO       $0.00    Cashless transfer

     1/30/98       62,001      EJO, PHO, JSO       $0.00    Cashless transfer

----------------------
(F1) Of the shares listed in this column, 20,002 and 10,299 are shares of Class B Stock beneficially owned by JSO and PHO, respectively.

(F2) Of the shares listed in this column, 2,598,168, 1,962,970 and 2,088,018 are shares of Class B Stock beneficially owned by EJO, JSO and PHO, respectively.

(F3) EJO beneficially owns these shares in her capacity as trustee under her living trust.

(F4) EJO beneficially owns (i) 2,021,144 of these shares as a result of being a trustee of several family trusts, (ii) 4,199,996 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 412,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 412,114 shares. EJO disclaims beneficial ownership of all of the shares described in clauses (i) and (iii) of the preceding sentence and 1,962,899 of the shares described in clause (ii) of that sentence.

(F5) The indicated reporting person beneficially owns these shares in his capacity as trustee under a living trust.

(F6) JSO beneficially owns (i) 422,044 of these shares as a result of being a trustee of several family trusts, (ii) 4,199,996 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 412,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 412,114 shares. JSO disclaims beneficial ownership of 358,380 of the shares described in clause (i) of the preceding sentence, 3,203,147 of the shares described in clause (ii) of that sentence and all of the shares described in clause (iii) of that sentence.

(F7) PHO beneficially owns (i) 4,199,996 of these shares as a result of the provisions of certain family trusts described herein under Item 6, and (ii) 412,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 412,114 shares. PHO disclaims beneficial ownership of 3,233,947 of the shares described in clause (i) of the preceding sentence and all of the shares described in clause (ii) of that sentence.

PAGE 8 of 8 Pages

                                  Signatures


     After reasonable inquiry, the undersigned certify that the information set forth in this Statement, or amendment thereto, is true, complete and correct.


Dated: April 30, 1998                  /s/ Edna Jean Offield
                                       ------------------------
                                           Edna Jean Offield


                                       /s/ James S. Offield
                                       ------------------------
                                           James S. Offield


                                       /s/ Paxson H. Offield
                                       ------------------------
                                           Paxson H. Offield